

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Randy Maslow
Interim Chief Executive Officer
iAnthus Capital Holdings, Inc.
420 Lexington Avenue, Suite 414
New York, New York 10170

> **Re: iAnthus Capital Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed December 8, 2020**
> **File No. 000-56228**

Dear Mr. Maslow:

Our initial review of your registration statement indicates that it materially fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement does not contain required financial statements for the quarterly period ended September 30, 2020.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman